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[John Hancock Letterhead]

March 1, 2006 - Submitted Electronically Via EDGAR


Alison White, Esq.
Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
450 Fifth Street, N.W.
Mail Stop 0506
Washington, D.C. 20549-0506

Re: Overview of Post-Effective Amendments to John Hancock Variable Annuity
    Registrations on Form N-4

Dear Alison:

Here is an overview of the captioned filings that began on February 21, 2006 with respect to John Hancock's variable annuity registrations on Form N-4.

DEPOSITORS

Our filings encompass four sponsoring life insurance companies:

     o John Hancock Life Insurance Company (U.S.A.) ("JHUSA"),
     o John Hancock Life Insurance Company of New York ("JHNY"),
     o John Hancock Life Insurance Company ("JHLICO") and
     o John Hancock Variable Life Insurance Company ("JHVLICO").

We informally refer to JHUSA and JHNY as the "Manulife companies" and to JHLICO and JHVLICO as the "Pre-merger Hancock companies."

Modifications to Manulife companies' prospectuses

We enclose courtesy copies of (8) prospectuses that we filed on February 21st, 22nd, and 27th, 2006 as part of the post-effective amendments under Rule 485(a) relating to JHUSA and JHNY variable annuity registration statements. These prospectuses modify currently effective prospectuses in three significant ways:

     o Current and Prior Contract Versions. Several of the currently effective Manulife companies' prospectuses contain, in one document, information relating to a currently offered variable annuity contract and optional benefit riders, and information relating to prior versions of that variable annuity contract and previously available optional benefit riders. With these amendments, we have reconfigured the prospectuses to clearly present information about a contract that is relevant depending upon whether a prospectus is being sent to a prospective investor or to an existing contract owner. Accordingly, as shown in Attachment 1, several of the amendments will contain a "Current Contract" prospectus and a "Prior Contract" prospectus.

     o Combined Company Prospectuses. We have reconfigured the prospectuses to combine the disclosure of the JHUSA version of a variable annuity product with the disclosure of the JHNY version of that product, as shown in Attachment 1.

     o Revised Formats. The Manulife companies' currently effective prospectuses contain a synopsis in a "Summary" section that describes the key features of a variable annuity contract, and a "Special

                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                               February 26, 2006



     Terms" section located in an appendix to a prospectus. With these amendments, we replace the "Summary" section with an "Overview" section that presents key features of a contract in a user-friendly "question-and-answer" format and uses more direct and clear disclosure to assist investors in understanding a contract. We replace the "Special Terms" section with a "Glossary" section. We have place the Glossary towards the front of a prospectus, refined the list of defined terms and clarified certain definitions. Finally, we make revisions throughout a prospectus to further simplify disclosure.

We intend to update information in the prospectuses pursuant to subsequent post-effective amendments that we will file in April pursuant to Rule 485(b).

Modifications to the Pre-merger John Hancock companies' prospectuses

We are filing two (2) post-effective amendments pursuant to Rule 485(a) relating to JHILICO and JHVLICO variable annuity registration statements. We enclose two courtesy copies of the prospectuses that form part of the amendments. These prospectuses combine disclosure for several closely related variable annuity products that we no longer issue, as follows:

     [ ] Combined Independence Product Prospectus. This prospectus combines disclosure for (i) JHLICO's Independence variable annuity contract funded in its John Hancock Variable Annuity Account U (File Nos. 811-2143, 33-34813); (ii) JHLICO's Independence Preferred and Independence 2000 variable annuity contract funded in its John Hancock Variable Annuity Account V (File Nos. 811-5140, 33-82646), and (iii) JHVLICO's Independence Preferred and Independence 2000 variable annuity contracts funded in its John Hancock Variable Annuity Account I (File Nos. 811-8696, 33-82648).

     [ ] Combined Declaration, Patriot and Revolution Prospectus. This prospectus combines disclosure for certain JHVLICO variable annuity contracts funded in its John Hancock Variable Annuity Account JF (File No. 811-7451), namely: (i) JHVLICO's Revolution Access variable annuity contract (File No. 333-84769); (ii) JHVLICO's Revolution Extra variable annuity contract (File No. 333-84767); (iii) JHVLICO's Revolution Value variable annuity contract (File No. 333-81127) and
          (iv) JHVLICO's Declaration and Patriot variable annuity contracts (File No. 333-64947).

We are filing one post-effective amendment under Rule 485(a) for each of the combined prospectuses, and seeking approval under Rule 485(b)(1)(vii) for "template" filings for the remainder of the post-effective amendments. We do not anticipate changing the overall style of disclosure from that used in currently effective variable annuity prospectuses.

Request for Approval under Rule 485(b)(1)(vii) and Order of Comments

We would request review of our submissions in the following order:

     1. Response to 485(b)(1)(vii) requests. We have enclosed copies of the requests for template approval of the Combined Independence Product Prospectus and the Combined Declaration, Patriot and Revolution Prospectus, and would appreciate an early review and response.

     2.   Registration Nos. 333-70728 (also 333-70730) and 33-79112 (also
          33-46217)-. (Venture Variable Annuity Product): We filed a post-effective amendment to these Registration Statements pursuant to Rule 485(a) on February 21, 2006. (Registration nos. 333-70728 and 333-70730 pertain to the JHUSA versions of the product and Registration no. 33-79112 and 33-46217 pertain to the JHNY version of the product. Please note that 333-70730 and 33-46217 are identical registrations to

                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                               February 26, 2006


          333-70728 and 33-79112 respectively, therefore, we have not enclosed a second copy of each of these registrations)

     3. Registration Nos. 333-70850 and 333-83558. (Venture III Variable Annuity Product): We filed post-effective amendments to these Registration Statements pursuant to Rule 485(a) on February 21, 2006. (Registration no. 333-70850 pertains to the JHUSA version of the product and Registration no. 333-83558 pertains to the JHNY version of the product.)

     4. Registration No. 333-71072. (Vantage Variable Annuity Product): We filed a post-effective amendment to this Registration Statement pursuant to Rule 485(a) on February 22, 2006. (The registration relates to a JHUSA product; we do not have a "Vantage" registration for JHNY.)

     5. Registration Nos. 333-71074 and 333-61283. (Vision Variable Annuity Product): We filed post-effective amendments to these Registration Statements pursuant to Rule 485(a) on February 27, 2006. (Registration no. 333-71074 pertains to the JHUSA version of the product and Registration no. 333-61283 pertains to the JHNY version of the product.)

I hope this overview proves helpful to you. As you and I previously discussed, we intend the information contained in this letter and attachments to be confidential.

Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-2184 or, in my absence, please contact Kimberly Ciccarelli, Esq. at (617) 663-2191.



                                                 Very truly yours.


                                                 /s/ Arnold R. Bergman
                                                 -----------------------------
                                                 Arnold R. Bergman
                                                 Chief Counsel -- Annuities


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                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                               February 26, 2006



ATTACHMENT 1. MODIFICATIONS TO MANULIFE COMPANIES' VARIABLE ANNUITY PROSPECTUSES
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
Currently Effective Prospectus                          Modified Prospectus
---------------------------------------------------------------------------------------------------

JHUSA Venture
(333-70728 and 333-70730)                               JHUSA/JHNY Venture -- Current Version A
                                                        JHUSA/JHNY Venture -- Current Version B
JHNY Venture                                            JHUSA/JHNY Venture -- Previous Version
(33-79112 and 33-46217)

---------------------------------------------------------------------------------------------------

JHUSA Venture III
(333-70850)                                             JHUSA/JHNY Venture III -- Current Version
                                                        JHUSA/JHNY Venture III -- Previous Version
JHNY Venture III
(333-83558)

---------------------------------------------------------------------------------------------------

JHUSA Vantage                                           JHUSA Vantage -- Current Version
(333-71072)                                             JHUSA Vantage -- Previous Version

---------------------------------------------------------------------------------------------------

JHUSA Vision
(33-79112)
                                                        JHUSA/JHNY Vision
JHNY Vision
(33-61283)
---------------------------------------------------------------------------------------------------
